[redacted]

08025481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52282

SEC Mail Processing Section
Washington, DC 104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southern Trust Securities, Inc. (formerly Capital Investment Services Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

145 Almeria Ave.
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President (305) 446-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/4/08

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Christie Campos

Notary Public

CHRISTIE CAMPOS
MY COMMISSION # DD 692751
EXPIRES: July 5, 2011
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN TRUST SECURITIES, INC.
(Formerly Capital Investment Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SOUTHERN TRUST SECURITIES, INC.

(Formerly Capital Investment Services, Inc.)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Southern Trust Securities, Inc.

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. (formerly Capital Investment Services, Inc.) as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 19, 2008

SOUTHERN TRUST SECURITIES, INC.
(Formerly Capital Investment Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	2,173,933
Securities owned, including restricted securities of $394,114		2,781,351
Due from clearing broker		25,705
Investment banking receivable		125,000
Property and equipment, net of accumulated depreciation of $13,655		106,695
Due from related parties		2,098,513
Deferred tax asset		10,840
Other assets		16,771
	$	7,338,808
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	476,201
Income taxes payable		196,930
Note payable		357,261
Obligation under capital lease		15,810
		1,046,202
Stockholders' equity		
Common stock, $100,000 par value, 1,000 shares authorized, 3.45 shares issued and outstanding		345,000
Additional paid-in capital		5,728,365
Retained earnings		219,241
		6,292,606
	$	7,338,808

See accompanying notes to financial statements.

1. Nature of operations

Southern Trust Securities, Inc. (formerly Capital Investment Services, Inc.), a Florida Corporation (the "Company"), was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On February 5, 2008 the Company changed its name from Capital Investment Services, Inc. to Southern Trust Securities, Inc.

The Company is an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm. Under this basis, it forwards all customers transactions to another broker who carries all customers accounts and maintains and preserves books and records.

During August 2007, the Company effectuated a reverse stock split of 1:100,000 and at the same time decreased the amount of its authorized common stock from 100,000,000 shares consisting of common stock, par value $1.00 per share to 1,000 shares of common stock par value $100,000 per share. There would have been no material proforma impact on the Company's financial position and results of operations had the reverse stock split occurred on January 1, 2007.

The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corporation ("STSHC").

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, free credit on investment accounts and money market accounts.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

2. Summary of significant accounting policies (continued)

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned in providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company's taxable income or loss is included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to the members of the consolidated group as if each member were a separate taxpayer in accordance with SFAS No. 109, "Accounting for Income Taxes".

Income taxes are determined in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned

The balance of securities owned consisted of the following at December 31, 2007:

Certificates of deposit	$	1,298,793
U.S. Government obligations		721,090
Corporate debt		482,606
Futures		214,473
Equity securities		64,389
	$	2,781,351

4. Property and equipment

Property and equipment consisted of the following at December 31, 2007:

Furniture & fixtures	$	72,179
Office equipment		48,171
		120,350
Less: accumulated depreciation and amortization		(13,655)
	$	106,695

5. Related party transactions

Loan Agreements

The Company has advanced funds to its parent since 2005 under a loan agreement. The original principal amount of the loan was $1,000,000, but has been increased by periodic advances from the Company to its parent since inception. The loan calls for interest payments to be made annually at the end of each year, however, the Company has deferred payment of the accrued interest until the earlier of such time the parent raises additional capital or the maturity date of the loan. During June 2007, STSHC made a payment of $2,008,500 to the Company from proceeds obtained on a private placement, at which time all accrued interest up to the date of the payment were substantially paid off. Interest income pertaining to the loan was approximately $161,000 at December 31, 2007. The balance due from STSHC consists of the following at December 31, 2007:

Loan receivable bearing interest at 10% per annum, maturing March 1, 2008, unsecured	$	1,665,054
Accrued interest receivable		77,055
	$	1,742,109

Lease Agreement

The Company leases its Coral Gables office from its parent under a five year lease agreement, expiring in April 2012, which provides for monthly payments of base rent and quarterly payments of operating expenses. The lease also provides for increases in base rent on each of its anniversary dates and operating expenses are determined based on actual costs incurred by STSHC on the property. Approximate future aggregate annual base rental payments under the lease for the years ending December 31 are as follows:

2008	$	88,000
2009		91,000
2010		94,000
2011		96,000
2012		32,000
	$	401,000

5. Related party transactions (continued)

Lease Agreement (continued)

Total rent expense under this lease agreement for the year ended December 31, 2007 was approximately $71,000 in base rent and $51,000 in operating expenses.

Administrative Support

The Company provides certain administrative support services to Sothern Trust Securities Asset Management , Inc. (formerly CIS Asset Management, Inc.) ("STSAM"), a wholly-owned subsidiary of STSHC. STSAM owed the Company approximately $41,000 at December 31, 2007 which is included in "due from related parties".

Advances to Affiliate

During 2007, the Company advanced Kiernan Investment Corp. ("KIC"), a wholly-owned subsidiary of STSHC, approximately $300,000 to fund KIC's initial operations. The advance is non-interest bearing and due on demand.

Investment Banking Revenues

During 2007, the Company acted as a placement agent for STSHC for the issuance and sale of STSHC stock. As compensation for the services rendered the Company received $430,000 for the year ended December 31, 2007.

During 2007, the Company acted as a placement agent for AR Growth Finance Corp. ("AR Growth") for the issuance and sale of its stock. STSHC has a direct equity investment in AR Growth which the Company's President is the Chief Executive Officer. As compensation for services rendered the Company received $100,000 of which $50,000 is a receivable at December 31, 2007.

Investment

In November 2007, the Company purchased a bond of an entity located in Argentina which STSHC has a indirect equity investment in through its investment in AR Growth. The bond is valued at $482,606 at December 31, 2007 and is included in securities owned on the face of the balance sheet.

6. Note payable

The Company entered into a promissory note agreement with a financial institution in July 2005 for $400,000. The note bears interest at 5.93% per annum, is payable in monthly installments of $3,379, including interest through July 2020. The note is secured by a U.S. Treasury note with a face value of $400,000. Maturities of the note payable are approximately as follows:

For the Year ending December 31,		
2008	$	19,500
2009		20,800
2010		22,100
2011		23,500
2012		24,900
Thereafter		246,400
Total	$	357,200

7. Income taxes

The income tax provision (benefit) for the year ended December 31, 2007 is summarized as follows:

Current		
Federal	$	(125,300)
State		(20,270)
		(145,570)
Deferred		
Federal		43,960
	$	(101,610)

The Company files consolidated tax returns with its parent. In accordance with SFAS No. 109, "Accounting for Income Taxes", allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

Deferred taxes result from changes in commissions payable to an individual who is a major stockholder of the Company's parent that are deducted for book purposes but deferred for tax purposes.

8. Employee benefit plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the plan, participants may contribute up to 25 percent of their compensation. The Company has the option of matching a percentage of employee contributions. The Company did not make any contributions to the plan in 2007.

9. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2007, the Company's net capital was approximately $3.4 million which was approximately $3.3 million in excess of its minimum requirement of $100,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

12. Commitments and contingencies

Legal Claims

The Company is party to two claims for preference payments which deals with a bankruptcy case. The Company will vigorously defend itself against the claims and feels the proceedings can be successfully defended. However, the outcome of this matter is not predictable with assurance.

Capital Lease - Future Minimum Lease Payments

The Company leases certain office equipment under a agreement that is classified as a capital lease. At December 31, 2007 office equipment with a cost basis of $17,543 and accumulated depreciation of $2,339 is recoded under a capital lease.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2007, are as follows:

For the Year ending December 31,		
2008	$	6,540
2009		6,540
2010		6,540
2011		6,540
2012		2,180
Total minimum lease payments	$	28,340
Less: Amount representing supplies and maintenance included in total above		(7,540)
Net minimum lease payments		20,800
Less: Amount representing interest		(4,990)
Present value of minimum lease payments	$	15,810

SOUTHERN TRUST SECURITIES, INC.
(Formerly Capital Investment Services, Inc.)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2007

Net capital		
Total stockholder's equity		$ 6,292,606
Less: non-allowable assets		
Commissions receivable		125,000
Other receivables		17,226
Property and equipment, net		106,695
Securities not readily marketable		519,459
Due from related parties		2,098,513
Deferred tax asset		10,840
		2,877,733
Net capital before haircuts		3,414,873
Less: haircuts		32,916
Net capital		$ 3,381,957
Aggregate indebtedness		$ 688,941
Computed minimum net capital required (6-2/3% of aggregate indebtedness)		$ 45,929
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital		$ 3,281,957
Percentage of aggregate indebtedness to net capital	$ 688,941 / $ 3,381,957	20%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2007.

END